Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-130074-06

Prospectus Addendum to the Prospectus Supplement No. 1 date December 6, 2007 to the Prospectus dated December 4, 2007 and the Prospectus Supplement dated December 4, 2007.

GS Finance Corp.
Medium-Term Notes, Series A
fully and unconditionally guaranteed by
The Goldman Sachs Group, Inc.

Claymore CEF Index-Linked GS ConnectSM ETN

Index-Linked Notes due 2037
(Linked to the Claymore CEF Index)

Goldman, Sachs & Co. will, and other affiliates of GS Finance Corp. may, use this prospectus addendum and the accompanying prospectus supplement no. 1, dated December 6, 2007 (which we refer to as the “accompanying prospectus supplement”), in connection with market-making transactions or the continuous offering of Claymore CEF Index-Linked GS ConnectSM ETN Index-Linked Notes due 2037 (Linked to the Claymore CEF Index) (which we refer to as the “notes” in this prospectus addendum).

You should read the accompanying prospectus supplement, which describes the specific terms of the notes. Please note, however, that the following paragraph supplements and, to the extent inconsistent therewith, replaces, the discussion of the U.S. federal income tax consequences of owning the notes set out under “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying prospectus supplement.

On December 7, 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described in the accompanying prospectus supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Goldman, Sachs & Co.

Prospectus Addendum dated December 10, 2007